SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 20, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON AUGUST 12, 2015, DRAWN UP IN SUMMARY FORMAT.

Company Registry (NIRE): 35300396090

Corporate Taxpayer’s ID (CNPJ): 33.042.730/0001-04

1.         Date:                          August 12, 2015.

2.         Time:                          10:00 a.m.

3.         Venue:                       Av. Brig. Faria Lima, 3400, 20º andar, São Paulo – SP

4.         Attendance:   Benjamin Steinbruch (Chairman), Antonio Francisco dos Santos, Fernando Perrone, Antonio Bernardo Vieira Maia, Léo Steinbruch and Luis Felix Cardamone Neto – Board members; Claudia Maria Sarti – General Secretary to the Board of Directors.

6.         Matters Discussed: 6.1 – Executive Board – The attending members of Board of Directors unanimously approved, in accordance with article 19, item III of the Bylaws, the reelection of Benjamin Steinbruch, Brazilian, married, industrialist, bearer of identification document SSP/SP nº 3.627.815-4, inscribed in the roll of individual taxpayers (CPF/MF) under number 618.266.778-87, domiciled at Av. Brigadeiro Faria Lima nº 3.400, 20º andar, in the city and state of São Paulo, exercising the function of CEO, which includes, in addition to the attributions provided for in the Bylaws, the mining, institutional and railway areas;  Enéas Garcia Diniz, Brazilian, married, engineer, bearer of identification document RG no. 04.746.432-6 IFP/RJ, inscribed in the roll of individual taxpayers (CPF/MF) under number 657.575.057-53, domiciled at Rod. BR 393 – Lúcio Meira Km 5,001 – s/nº - Vila Santa Cecília - Volta Redonda, as the Executive Officer responsible for the steel and cement production, energy, ports and environmental areas; Luis Fernando Barbosa Martinez, Brazilian, married, metallurgical engineer, bearer of identification document (RG) no. 10.527.662 SSP/SP and inscribed in the roll of individual taxpayers (CPF/MF) under number 055.978.608-52, domiciled at Av. Brigadeiro Faria Lima, 3.400, 20º andar, in the city and state of São Paulo, as the Executive Officer responsible for the commercial and logistics areas of the steel, cement and specialty sales segments; Paulo Rogério Caffarelli, Brazilian, married, lawyer, bearer of identification document (RG) no. 33813902 SSP/PR and inscribed in the roll of individual taxpayers (CPF/MF) under number 442.887.279-87, domiciled at Av. Brigadeiro Faria Lima, 3400, 20º andar, in the city and state of São Paulo, as the Executive Officer responsible for the Company’s corporate areas; David Moise Salama, Brazilian, married, accountant, bearer of identification document (RG) no. 15.315.057-9 SSP/SP and inscribed in the roll of individual taxpayers (CPF/MF) under number 085.725.298-45, domiciled at Av. Brigadeiro Faria Lima, 3.400, 20º andar, in the city and state of São Paulo, as the Executive Officer responsible for the insurance, credit and real estate areas; and Gustavo Henrique Santos de Sousa, Brazilian, married, business administrator, bearer of identification document (RG) no. 1.373.689-SSP/RN and inscribed in the roll of individual taxpayers (CPF/MF) under number 018.831.394-06, domiciled at Av. Brig. Faria Lima nº 3400, 20º andar, in the city and state of São Paulo, as the Executive Officer responsible for the controllership, and tax and fiscal planning areas, accumulating the duties as Investor Relations Officer and, temporarily, being responsible for the treasury area. The executive officers elected herein will have a two-year term of office as of today, extended until the investiture of their replacements, in accordance with article 150, paragraph 4 of Law 6,404/76. The executive officers elected herein will be invested in their positions today, signing their respective terms of investiture and declaring that they are not subject to any impediment and have not been convicted of any crimes provided for in article 147 of Law 6,404/76. As a result, the Company’s Executive Board will now be composed as follows: Benjamin Steinbruch – CEO; Enéas Garcia Diniz – Executive Officer; Luis Fernando Barbosa Martinez – Executive Officer; Paulo Rogério Caffarelli – Executive

Officer; David Moise Salama – Executive Officer; and Gustavo Henrique Santos de Sousa – Executive Officer cumulating the responsibilities as Investor Relations Officer. 6.2 – Appointment of the Chairman of the Board of Directors – The Board of Directors appointed Board member Benjamin Steinbruch as Chairman of the Company’s Board of Directors. 6.3 – Designation of attorney in fact with powers to grant proxy instruments – The Board of Directors, in accordance with article 26, item I of the Bylaws, appointed Rodrigo Cardozo Miranda, Brazilian, married, lawyer, inscribed in the Brazilian Bar Association in São Paulo (OAB/SP) under number 281.150 and the Brazilian Bar Association in the Federal District (OAB/DF) under number 12.054, resident and domiciled in the city and state of São Paulo and Richard Blanchet, Brazilian, married, lawyer, inscribed in the Brazilian Bar Association in São Paulo (OAB/SP) under number 132.277, resident and domiciled in the city and state of São Paulo, as the Company’s proxies, with specific powers to, any of them, always jointly with a Company Executive Officer, grant ad judicia proxy instruments. The proxy instrument granted by the Company based on the Board of Directors’ resolution of October 7, 2014 should be revoked and replaced with a new proxy instrument under the terms approved herein. The Executive Board is hereby authorized to take all the necessary measures to implement this matter.

I hereby confirm that the resolutions transcribed here are faithful in content to the minutes filed at the Company’s headquarters.

Claudia Maria Sarti

General Secretary to the Board of Directors

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 20, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.